UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    September 30, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Function(x), Inc.

Former Name if Applicable

DraftDay Fantasy Sports, Inc.

Address of Principal Executive Office (Street and Number)
902 Broadway, 11th Floor

City, State and Zip Code

New York, NY 10010

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarter ended September 30, 2016, Function(x) Inc. (the "Company") completed several transactions which based on the guidance in Accounting Standards Codification No. 805: Fair Value Measurements require the Company determine to the fair value. Since determining the fair value of the transactions required the Company to make a variety of assumptions and significant judgments, the valuations of these transactions has taken longer than anticipated. The transactions involved included the acquisition by the Company from Rant Inc. certain assets used in the operation of the Rant.com independent media network and related businesses (as reported on the Company’s Current Report on Form 8-K dated July 13, 2016); the closing of a private placement of Convertible Debentures and Common Stock Purchase Warrants in the principal amount of $4,444,444.44 (as reported on the Company’s Current Report on Form 8-K dated July 13, 2016); the exchange of $30,174,969 of debt held by various entities affiliated with the Company’s Chairman, for 30,175 shares of the Company’s Series C Preferred Stock (as reported on the Company’s Current Report on Form 8-K dated August 22, 2016); and the Company’s reverse stock split (as reported on its Current Report on Form 8-K dated September 16, 2016).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mitchell J. Nelson	212	231-0092
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DraftDay Fantasy Sports, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2016	By:	/s/Robert F.X. Sillerman

Chairman and Chief Executive Officer